23002427

N

OMB APPROVAL
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SEC FILE NUMBER
8-68893

SEC Mail Processing

FEB 13 2023

Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MONTMINY SECURITIES LLC

TYPE OF REGISTRANT (check all applicable boxes):

X Broker-dealer ☐Security-based swap dealer ☐Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

201 SANTA MONICA BLVD, STE 480
(No. and Street)

SANTA MONICA (City) CA (State) 90401 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Joel Montminy (Name) 310-230-6033 (Area Code – Telephone Number) jmontminy@montminyco.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing

DCPA, INC.
(Name – if individual, state last, first, and middle name)

1999 AVENUE OF THE STARS #1100 (Address) CENTURY CITY (City) CA (State) 90067 (Zip Code)

PCAOB #6567
(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joel Montminy, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Montminy Securities LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CFO

See attached notarial certificate

Notary Public

This filing contains (check all applicable boxes):**

x (a) Statement of financial condition.

☐ (b) Notes to consolidated statement of financial condition.

x (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

x (d) Statement of cash flows.

x (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

x (g) Notes to consolidated financial statements.

x (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

x (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

x (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

x (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

x (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

x (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT GOVERNMENT CODE § 8202

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on

this 26 day of JANUARY, 2023, by
Date *Month* *Year*

(1) JOEL MONTMINY

(and (2) ________________________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

VLADIMIR STURZA
Comm. #2314827
Notary Public · California
Los Angeles County
Comm. Expires Dec 7, 2023

Signature VSturza
Signature of Notary Public

Place Notary Seal and/or Stamp Above

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ANNUAL REPORTS FORM X-17A-5

Document Date: ________________ Number of Pages: 2

Signer(s) Other Than Named Above: ________________

DCPA

1999 AVE OF THE STARS #1100
CENTURY CITY, CA 90067

818-414-5204
SHAWN@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Members of Montminy Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Montminy Securities, LLC (the "Company") as of December 31, 2022, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

DCPA

DCPA

We have served as the Company's auditor since 2022.
Century City, California
January 23, 2023

MONTMINY SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS

ASSETS		
Cash	$	6,406,060
Related party receivable		2,266,235
TOTAL ASSETS	$	8,672,295

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable	$	228
TOTAL LIABILITIES		228
COMMITMENTS AND CONTINGENCIES, note 2		
MEMBERS' EQUITY		8,672,067
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	8,672,295

See notes to financial statements.

MONTMINY SECURITIES, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2022

REVENUE	
Success fees	$ 10,330,017
Interest income	33,445
TOTAL REVENUE	10,363,462
EXPENSES	
Compensation	4,475,420
Occupancy	185,050
Other expense	48,808
Communication	49,900
Professional fees	61,547
Taxes and licenses	17,938
TOTAL OPERATING EXPENSES	4,838,663
INCOME BEFORE PROVISION FOR INCOME TAXES	5,524,799
PROVISION FOR INCOME TAXES	
Income tax provision	633,050
NET INCOME	$ 4,891,749

See notes to financial statements.

MONTMINY SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2022

Balance at December 31, 2021	$ 3,780,318
Net income	4,891,749
Balance at December 31, 2022	$ 8,672,067

See notes to financial statements.

MONTMINY SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 4,891,749
Adjustments to reconcile net income	
to net cash provided by operating activities:	
Changes in assets - (increase) decrease:	
Related party receivable	(1,327,352)
Changes in liabilities - increase (decrease):	
Accounts payable	62
NET CASH PROVIDED BY OPERATING ACTIVITIES	3,564,459
CASH FLOWS FROM INVESTING ACTIVITIES:	-
CASH FLOWS FROM FINANCING ACTIVITIES:	-
NET INCREASE IN CASH	$ 3,564,459
CASH, DECEMBER 31, 2021	2,841,601
CASH, DECEMBER 31, 2022	$ 6,406,060

SUPPLEMENTAL INFORMATION:

Cash paid for:	
Interest	$ -
Income taxes	$ 633,050

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Montminy Securities, LLC (the "Company") is a "mergers and acquisitions" broker/dealer registered with the Securities and Exchange Commission, FINRA, and the states of Arizona and California. The Company provides strategic and financial advisory services across all industries. The Company has no subsidiaries. The Company does no underwriting, carries no customer accounts, and has no inventory of marketable securities. The Company obtained its broker/dealer license on April 18, 2012. It is also a member of the Securities Investor Protection Corporation (SIPC).

Accounts Receivable

Accounts receivable are customer obligations due under normal trade terms. The Company performs continuing credit evaluations of its customers' financial condition. Management reviews accounts receivable on a regular basis, based on contracted terms and how recently payments have been received, to determine if any such amounts will potentially be uncollected. The Company includes any balances that are determined to be uncollectible in its allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off. Based on the information available, management believes the Company's accounts receivable are all collectible. The related allowance for doubtful accounts is $0 at December 31, 2022.

Income Taxes

The Company is organized as a limited liability company. The Company is not liable for federal income tax, but is annually liable for a minimum state franchise tax of $800 plus an annual fee based upon gross revenue. The Company, a qualifying pass-through entity (PTE), made the annual election to pay an entity level state tax on income. The members receive a credit for their share of the entity level tax, reducing their California personal income tax.

Revenue Recognition

In general, revenue is recognized when the service is performed. Some advisory fees are contingent upon the success of a contemplated transaction. Such fees are recognized when the contingency is met. Revenue is recognized in accordance with FASB ASC Topic 606 as services are rendered and the contracts identified performance obligations have been satisfied. There were no unsatisfied performance obligations and no open contracts for the year ending December 31, 2022.

Estimates

Generally accepted accounting principles require that the financial statements include estimates by management in the valuation of certain assets and liabilities. Management estimates the allowance for doubtful accounts. Management uses its historical records and knowledge of its business in making these estimates. Actual results could differ from those estimates applied in the preparation of the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs"). For the year ending December 31, 2022, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncements have either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

2. COMMITMENTS AND CONTINGENCIES AND RELATED PARTY TRANSACTIONS

Legal Matters

No legal proceedings have arisen that in the opinion of management would have a material adverse impact on the financial position or results of operations of the Company.

Related Party Transactions

The Company is a party to a cost-sharing agreement under which it shares certain costs with Montminy & Co., LLC ("MontCo."), which is wholly owned by the member of the Company. These costs include office premises, certain personnel and bonuses, supplies, leased equipment, telephone, information technology support and electronic file backup services. $2,772,647 of costs were allocated from MontCo. to the Company during the year ended December 31, 2022. The balance payable to MontCo. was $0 at December 31, 2022. The Company records the shared expenses monthly as billed. The Company is not subject to ASC 842, according to the short-term lease exemption.

Related Party - Receivable

At December 31, 2022, there was a related party receivable of $2,266,235 due from MontCo. for advances in excess of allocated expenses. Management believes the Company's intercompany receivables are all collectible.

3. NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2022, the Company had net capital of $6,405,832 which was $6,400,832 more than its required net capital of $5,000 and the Company's ratio of aggregate indebtedness ($228) to net capital was 0.00001 to 1 which is less than the 15 to 1 maximum allowed.

4. CONCENTRATIONS

Concentration of Credit Risk

The Company maintains its cash at a financial institution which may, at times, exceed federally insured limits. At December 31, 2022, the Company had cash exceeding the insured limits.

5. INCOME TAXES

The company paid the minimum franchise tax fee of $800 and the LLC fee of $6,000. For the year ended December 31, 2022, the Company elected to pay the CA PTE tax for its member, and accordingly the Company paid $625,000 in PTE tax.

6. SUBSEQUENT EVENTS

The Company has evaluated events occurring after the date of the accompanying statement of financial condition through the date the financial statements were available to be issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in the accompanying financial statements.

Schedule I

MONTMINY SECURITIES, LLC
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
PURSUANT TO SEC RULE 15C3-1
DECEMBER 31, 2022

TOTAL MEMBERS' EQUITY	$ 8,672,067
NON-ALLOWABLE ASSETS:	
Related party receivable	(2,266,235)
NET CAPITAL	$ 6,405,832
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (greater of $5,000 or 6-2/3% of aggregate indebtedness)	5,000
EXCESS NET CAPITAL	$ 6,400,832
TOTAL AGGREGATE INDEBTEDNESS	$ 228
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.00001 to 1

There were no material difference between the net capital computation shown here and that shown on the Company's most recently filed SEC Form X-17A-5 Part IIA report dated December 31, 2022.

MONTMINY SECURITIES, LLC
SCHEDULE II - COMPUTATION FOR THE DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKER DEALERS PURSUANT TO SEC RULE 15C3-3
AS OF DECEMBER 31, 2022

The computation for determination of the reserve requirements and information relating to possession or control requirements for brokers and dealers is not applicable to the Company. The Company is not subject to the provisions of Rule 15c3-3 as the Company does not, and will not, hold customer funds or securities, and that its business activities are, and will remain as private placements and M&A advisory services. Accordingly, there are no items to report under the requirements of this Rule.

See report of independent registered public accounting firm

Montminy Securities, LLC
Report on Exemption Provisions
Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2022

DCPA

1999 AVE OF THE STARS #1100
CENTURY CITY, CA 90067

818-414-5204
SHAWN@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Capital Research Brokerage Service, LLC:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Capital Research Brokerage Service, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Capital Research Brokerage Service, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) (the "exemption provisions") and (2) Capital Research Brokerage Service, LLC stated that Capital Research Brokerage Service, LLC met the identified exemption provisions throughout the year ended December 31, 2022 without exception. Capital Research Brokerage Service, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Capital Research Brokerage Service, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

DCPA

DCPA

Century City, California
January 23, 2023

MONTMINY SECURITIES, LLC

PERSONAL & CONFIDENTIAL

Montminy Securities, LLC
Exemption Report
For the Year Ended December 31, 2022

Montminy Securities, LLC ("the Company"), is a registered broker-dealer subject to Rule 17a -5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a -5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) private placement of securities; and (2) mergers and acquisition advisory. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Montminy Securities, LLC

I, Joel T. Montminy, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________
Title: President & CEO

201 Santa Monica Blvd. • Suite 480 • Santa Monica • California 90401
Telephone 310.230.8600 • www.montminyco.com

Montminy Securities, LLC
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2022

DCPA

1999 AVE OF THE STARS #1100
CENTURY CITY, CA 90067

818-414-5204
SHAWN@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To Those Charged with Governance and the Members of Montminy Securities, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Montminy Securities, LLC and the SIPC, solely to assist you and SIPC in evaluating Montminy Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. Montminy Securities, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2022, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Montminy Securities, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Montminy Securities, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

DCPA

Century City, California
January 23, 2023

Montminy Securities, LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2022

		Amount
Total assessment	$	15,545
SIPC-6 general assessment		
Payment made on July 22, 2022		(3,869)
SIPC-7 general assessment		
Payment made on January 09, 2023		(11,676)
Total assessment balance		
(overpayment carried forward)	$	-